Exhibit 99.2


SNH
LISTED
NYSE

# Senior Housing Properties Trust

## First Quarter 2015

*Supplemental Operating and Financial Data*

*330 Baker Ave, Concord, MA*
*Medical Office Building*
*Tenant: Harvard-Vanguard*
*Square Feet: 49,250*

*All amounts in this report are unaudited.*

TABLE OF CONTENTS


SNH

| TABLE OF CONTENTS | PAGE/EXHIBIT |
|---|---|
| CORPORATE INFORMATION | 5 |
| Company Profile | 6 |
| Investor Information | 9 |
| Research Coverage | 10 |
| FINANCIAL INFORMATION | 11 |
| Key Financial Data | 12 |
| Condensed Consolidated Balance Sheets | 14 |
| Condensed Consolidated Statements of Income | 15 |
| Condensed Consolidated Statements of Cash Flows | 16 |
| Debt Summary | 17 |
| Debt Maturity Schedule | 18 |
| Leverage Ratios, Coverage Ratios and Public Debt Covenants | 19 |
| Summary of Capital Expenditures | 20 |
| Acquisitions / Dispositions Information Since January 1, 2015 | 21 |
| PORTFOLIO INFORMATION | 22 |
| Portfolio Summary by Property Type and Tenant | 23 |
| Occupancy by Property Type and Tenant | 24 |
| Rent Coverage by Tenant (excluding Managed Senior Living Communities and MOBs) | 25 |
| Consolidated and Same Property NOI and Cash Basis NOI | 26 |
| Triple Net Leased Senior Living Communities Segment and Same Property – Results of Operations | 27 |
| Managed Senior Living Communities Segment and Same Property – Results of Operations | 28 |
| MOB Portfolio Segment and Same Property - Results of Operations | 29 |
| MOB Leasing Summary | 30 |
| Tenants Representing 1% or More of Total Rent | 31 |
| Portfolio Lease Expiration Schedule | 32 |
| EXHIBITS | 33 |
| Calculation and Reconciliation of Net Operating Income (NOI) and Cash Basis NOI | A-1 |
| Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment | A-2 |
| Calculation and Reconciliation of EBITDA and Adjusted EBITDA | B |
| Calculation and Reconciliation of Funds from Operations (FFO) and Normalized FFO | C |
| Definitions of Certain Non-GAAP Financial Measures | D |


SNH

# WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND MANAGERS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, REIT MANAGEMENT & RESEARCH, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, D&R YONKERS LLC, SELECT INCOME REIT, OR SIR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.


SNH

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS,
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS,
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS AND LEASED AND MANAGED COMMUNITIES, AND
  - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES OR OUR OTHER INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS, THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING SALES OR ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING FIVE STAR, RMR, AIC, D&R YONKERS LLC, SIR AND OTHERS AFFILIATED WITH THEM, BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

# CORPORATE INFORMATION

*Morningside of Sheffield*
*413 Cox Boulevard, Sheffield, AL*
*Assisted Living Facility*
*Tenant: Five Star Quality Care, Inc.*
*Living Units: 51*








SNH


COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2015, RMR managed a large portfolio of publicly owned real estate, including over 1,000 properties located in 48 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SNH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers, and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $21 billion as of March 31, 2015. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

# COMPANY PROFILE (continued)



Portfolio Concentration by Facility Type (as of March 31, 2015) ($ in 000) [1]:

| | Number of Properties | Number of Units/Beds or Square Feet | | Carrying Value of Investment [2] | % of Total Investment | Q1 2015 NOI [3] | % of Q1 2015 Total NOI |
|---|---|---|---|---|---|---|---|
| Independent living [4] | 63 | 15,362 | | $ 1,958,906 | 29.2% | $ 41,630 | 29.2% |
| Assisted living [4] | 153 | 11,306 | | 1,370,516 | 20.4% | 29,431 | 20.6% |
| Nursing homes [4] | 44 | 4,638 | | 201,010 | 3.0% | 4,475 | 3.1% |
| Subtotal senior living communities | 260 | 31,306 | | 3,530,432 | 52.6% | 75,536 | 52.9% |
| Medical office buildings (MOBs) [5] | 121 | 11,312,444 | sq. ft. | 3,008,777 | 44.7% | 62,606 | 43.9% |
| Wellness centers | 10 | 812,000 | sq. ft. | 180,017 | 2.7% | 4,532 | 3.2% |
| Total | 391 | | | $ 6,719,226 | 100.0% | $ 142,674 | 100.0% |

Operating Statistics by Tenant / Managed Properties (as of March 31, 2015) ($ in 000) [1]:

| | Number of Properties | Number of Units/Beds or Square Feet | | Q1 2015 NOI [3] | Tenant / Managed Properties Operating Statistics [6]: Rent Coverage | Occupancy |
|---|---|---|---|---|---|---|
| Five Star | 180 | 19,883 | | $ 47,585 | 1.21x | 84.7% |
| Sunrise Senior Living, Inc. / Marriott [7] | 4 | 1,619 | | 3,131 | 1.98x | 92.5% |
| Brookdale Senior Living, Inc. | 18 | 894 | | 1,764 | 2.56x | 94.4% |
| 6 private senior living companies (combined) | 12 | 1,620 | | 2,666 | 1.93x | 85.2% |
| Subtotal triple net leased senior living communities | 214 | 24,016 | | 55,146 | 1.35x | 85.6% |
| Managed senior living communities [8] | 46 | 7,290 | | 20,390 | NA | 88.5% |
| Subtotal senior living communities | 260 | 31,306 | | 75,536 | 1.35x | 86.2% |
| MOBs [5] | 121 | 11,312,444 | sq. ft. | 62,606 | NA | 96.2% |
| Wellness centers | 10 | 812,000 | sq. ft. | 4,532 | 2.00x | 100.0% |
| Total | 391 | | | $ 142,674 | 1.39x | |

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of March 31, 2015 for senior living properties classified as held for sale in the amount of $1,280, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(4) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.

(5) These 121 MOB properties are comprised of 145 buildings.

(6) Operating data for multi-tenant MOBs are presented as of March 31, 2015; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended December 31, 2014, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(7) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(8) These 46 senior living communities are managed by Five Star and include properties leased to our taxable REIT subsidiaries, or TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through March 31, 2015, was 88.3%.


SNH

## Property Mix[1]
(based on Q1 2015 NOI)[2]


3%
29%
44%
21%
3%
Independent living
Assisted living
Nursing homes
MOBs
Wellness centers

## Geographic Diversification[1]
(based on 3/31/15 Carrying Value of Investment)[3]


GA 4%
VA 3%
NY 3%
NJ 3%
MD 5%
WI 5%
TX 8%
FL 10%
CA 11%
MA 17%
29 Other States + D.C.
31%

(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.
(2) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(3) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of March 31, 2015 for senior living properties classified as held for sale in the amount of $1,280, which are included in Other Assets on the Condensed Consolidated Balance Sheets.


SNH

# INVESTOR INFORMATION

## Board of Trustees



## Senior Management

David J. Hegarty
*President & Chief Operating Officer*

Richard A. Doyle
*Treasurer & Chief Financial Officer*

## Contact Information

### Investor Relations

Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

### Inquiries

Financial inquiries should be directed to Richard A. Doyle, Treasurer & Chief Financial Officer, at (617) 219-1405, or rdoyle@snhreit.com.

Investor and media inquiries should be directed to Kimberly Brown, Director, Investor Relations, at (617) 796-8237, or kbrown@snhreit.com.

# RESEARCH COVERAGE

## Equity Research Coverage

*Bank of America / Merrill Lynch*
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

*Jefferies & Company*
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

*JMP Securities*
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

*Morgan Stanley*
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

*Raymond James*
Jonathan Hughes
(727) 567-2438
jonathan.hughes@raymondjames.com

*RBC Capital Markets*
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

*Stifel Nicolaus*
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

*UBS*
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

*Wells Fargo Securities*
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

## Rating Agencies

*Moody's Investors Service*
Lori Marks
(212) 553-1098
lori.marks@moodys.com

*Standard & Poor's*
George Skoufis
(212) 438-2608
george.skoufis@standardandpoors.com

*SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.*

# FINANCIAL INFORMATION


20

*20 Capital Drive, Harrisburg, PA*
*Medical Office Building*
*Tenant: Holy Spirit Hospital*
*Square Feet: 30,408*


SNH

# KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| **Shares Outstanding:** | | | | | |
| Common shares outstanding (at end of period) | 234,996 | 203,910 | 203,873 | 203,756 | 188,188 |
| Weighted average common shares outstanding during period - basic | 221,375 | 203,742 | 203,647 | 199,830 | 188,026 |
| Weighted average common shares outstanding during period - diluted (1) | 221,397 | 203,754 | 203,675 | 199,867 | 188,045 |
| **Common Share Data:** | | | | | |
| Price at end of period | $ 22.19 | $ 22.11 | $ 20.92 | $ 24.29 | $ 22.47 |
| High during period | $ 23.83 | $ 23.08 | $ 24.50 | $ 24.60 | $ 22.96 |
| Low during period | $ 21.19 | $ 20.72 | $ 20.87 | $ 21.82 | $ 20.70 |
| Annualized dividends paid per share (2) | $ 1.56 | $ 1.56 | $ 1.56 | $ 1.56 | $ 1.56 |
| Annualized dividend yield (at end of period) (2) | 7.0% | 7.1% | 7.5% | 6.4% | 6.9% |
| Annualized Normalized FFO multiple (at end of period) (3) | 12.3x | 12.3x | 11.9x | 14.1x | 13.1x |
| Annualized net operating income (NOI) (4) / total market capitalization | 7.2% | 8.0% | 7.6% | 6.6% | 7.4% |
| **Market Capitalization:** | | | | | |
| Total debt (book value) | $ 2,719,114 | $ 2,800,704 | $ 2,762,283 | $ 2,765,654 | $ 1,934,326 |
| Plus: market value of common shares (at end of period) | 5,214,561 | 4,508,450 | 4,265,023 | 4,949,233 | 4,228,584 |
| Total market capitalization | $ 7,933,675 | $ 7,309,154 | $ 7,027,306 | $ 7,714,887 | $ 6,162,910 |
| Total debt / total market capitalization | 34.3% | 38.3% | 39.3% | 35.8% | 31.4% |
| **Book Capitalization:** | | | | | |
| Total debt | $ 2,719,114 | $ 2,800,704 | $ 2,762,283 | $ 2,765,654 | $ 1,934,326 |
| Plus: total shareholders' equity | 3,574,793 | 2,952,407 | 2,984,215 | 3,029,581 | 2,740,718 |
| Total book capitalization | $ 6,293,907 | $ 5,753,111 | $ 5,746,498 | $ 5,795,235 | $ 4,675,044 |
| Total debt / total book capitalization | 43.2% | 48.7% | 48.1% | 47.7% | 41.4% |

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR, if any, if the effect is dilutive.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(4) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

## KEY FINANCIAL DATA (Continued)

(share amounts and dollars appearing in the table below are in thousands, except per share data)

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 6,537,095 | $ 5,968,269 | $ 5,989,122 | $ 6,016,855 | $ 4,778,668 |
| Total liabilities | $ 2,962,302 | $ 3,015,862 | $ 3,004,907 | $ 2,987,274 | $ 2,037,950 |
| Gross book value of real estate assets [1] | $ 6,717,946 | $ 6,238,611 | $ 6,184,068 | $ 6,167,692 | $ 5,283,335 |
| Total debt / gross book value of real estate assets [1] | 40.5% | 44.9% | 44.7% | 44.8% | 36.6% |
| **Selected Income Statement Data:** | | | | | |
| Total revenues [2] | $ 228,577 | $ 229,809 | $ 216,873 | $ 206,708 | $ 191,497 |
| NOI [3] | $ 142,783 | $ 145,541 | $ 134,167 | $ 126,922 | $ 113,695 |
| NOI margin [4] | 62.5% | 63.3% | 61.9% | 61.4% | 59.4% |
| Adjusted EBITDA [5] | $ 135,905 | $ 128,548 | $ 127,375 | $ 122,152 | $ 110,356 |
| Net income | $ 39,789 | $ 45,288 | $ 37,112 | $ 37,659 | $ 38,580 |
| Normalized FFO [6] | $ 98,563 | $ 91,264 | $ 89,585 | $ 86,591 | $ 80,122 |
| Common distributions paid [7] | $ 79,530 | $ 79,515 | $ 79,469 | $ 73,397 | $ 73,386 |
| **Per Share Data:** | | | | | |
| Net income (basic and diluted) | $ 0.18 | $ 0.22 | $ 0.18 | $ 0.19 | $ 0.21 |
| Normalized FFO (basic and diluted) [6] | $ 0.45 | $ 0.45 | $ 0.44 | $ 0.43 | $ 0.43 |
| Common distributions paid [7] | $ 0.39 | $ 0.39 | $ 0.39 | $ 0.39 | $ 0.39 |
| Normalized FFO payout ratio (basic and diluted) [6] [7] | 86.7% | 86.7% | 88.6% | 90.7% | 90.7% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [5] / interest expense | 3.8x | 3.6x | 3.5x | 3.6x | 3.8x |
| Total debt / annualized Adjusted EBITDA [5] | 5.0x | 5.4x | 5.4x | 5.7x | 4.4x |

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any. Excludes properties classified as held for sale.
(2) During the fourth quarter of 2014, we recognized $10.2 million of percentage rent for the year ended December 31, 2014.
(3) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(4) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(5) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.
(6) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(7) The amounts stated are based on the amounts paid during the periods.


SNH

## CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

| | As of March 31, 2015 | As of December 31, 2014 |
|---|---|---|
| ASSETS | | |
| Real estate properties: | | |
| Land | $ 742,763 | $ 683,979 |
| Buildings, improvements and equipment | 5,975,183 | 5,554,632 |
| | 6,717,946 | 6,238,611 |
| Less accumulated depreciation | 1,023,843 | 983,850 |
| | 5,694,103 | 5,254,761 |
| Cash and cash equivalents | 77,794 | 27,594 |
| Restricted cash | 7,685 | 10,544 |
| Deferred financing fees, net | 29,649 | 30,549 |
| Acquired real estate leases and other intangible assets, net | 543,776 | 472,788 |
| Other assets | 184,088 | 172,033 |
| Total assets | $ 6,537,095 | $ 5,968,269 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Unsecured revolving credit facility | $ - | $ 80,000 |
| Unsecured term loan | 350,000 | 350,000 |
| Senior unsecured notes, net of discount | 1,743,983 | 1,743,628 |
| Secured debt and capital leases | 625,131 | 627,076 |
| Accrued interest | 31,984 | 20,046 |
| Assumed real estate lease obligations, net | 123,435 | 122,826 |
| Other liabilities | 87,769 | 72,286 |
| Total liabilities | 2,962,302 | 3,015,862 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Common shares of beneficial interest, $.01 par value: | | |
| 300,000,000 shares authorized, 234,996,215 and 203,910,305 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively | 2,350 | 2,039 |
| Additional paid in capital | 4,485,386 | 3,825,063 |
| Cumulative net income | 1,393,410 | 1,353,622 |
| Cumulative other comprehensive income | 4,823 | 3,329 |
| Cumulative distributions | (2,311,176) | (2,231,646) |
| Total shareholders' equity | 3,574,793 | 2,952,407 |
| Total liabilities and shareholders' equity | $ 6,537,095 | $ 5,968,269 |


SNH

## CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

| | For the Three Months Ended | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Revenues: | | |
| Rental income [1] | $ 145,784 | $ 112,055 |
| Residents fees and services [2] | 82,793 | 79,442 |
| Total revenues | 228,577 | 191,497 |
| Expenses: | | |
| Property operating expenses | 85,794 | 77,802 |
| Depreciation | 53,707 | 38,355 |
| General and administrative | 10,574 | 8,290 |
| Acquisition related costs | 1,158 | 122 |
| Total expenses | 151,233 | 124,569 |
| Operating income | 77,344 | 66,928 |
| Interest and other income | 75 | 105 |
| Interest expense | (35,942) | (28,900) |
| Loss on extinguishment of debt | (1,409) | - |
| Income from continuing operations before income tax expense and equity in earnings of an investee | 40,068 | 38,133 |
| Income tax expense | (110) | (191) |
| Equity in earnings (losses) of an investee | 72 | (97) |
| Income from continuing operations | 40,030 | 37,845 |
| Discontinued operations: | | |
| (Loss) income from discontinued operations | (241) | 1,300 |
| Impairment of assets from discontinued operations | - | (721) |
| Income before gain on sale of propertes | 39,789 | 38,424 |
| Gain on sale of properties | - | 156 |
| Net income | $ 39,789 | $ 38,580 |
| Weighted average common shares outstanding (basic) | 221,375 | 188,026 |
| Weighted average common shares outstanding (diluted) | 221,397 | 188,045 |
| Basic and diluted income from continuing operations per common share | $ 0.18 | $ 0.21 |
| Basic and diluted loss from discontinued operations per common share | $ - | $ - |
| Basic and diluted net income per common share | $ 0.18 | $ 0.21 |
| Additional Data: | | |
| General and administrative expenses / total revenues | 4.6% | 4.3% |
| General and administrative expenses / total assets (at end of period) | 0.2% | 0.2% |
| Percentage rent, estimated [3] | $ 2,500 | $ 2,500 |
| Non-cash stock based compensation, estimated | $ 1,290 | $ 1,143 |
| Lease termination fees included in rental income | $ 105 | $ - |
| Capitalized interest expense | $ - | $ - |
| Continuing Operations: | | |
| Straight-line rent included in rental income [1] | $ 3,509 | $ 1,578 |
| Lease Value Amortization included in rental income [1] | $ 1,198 | $ (722) |
| Amortization of deferred financing fees and debt discounts | $ 1,650 | $ 1,456 |
| Discontinued Operations: | | |
| Straight-line rent included in rental income [1] | $ - | $ 4 |
| Lease Value Amortization included in rental income [1] | $ - | $ - |
| Amortization of deferred financing fees and debt discounts | $ - | $ - |

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Forty-six (46) senior living communities are managed by Five Star and include properties leased to our TRSs. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each of the first three quarters of the year, and the fourth quarter Normalized FFO calculation excludes the amounts that had been included during the first three quarters.


SNH

## CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

| | For the Three Months Ended | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Cash flows from operating activities: | | |
| Net income | $ 39,789 | $ 38,580 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | 53,707 | 38,355 |
| Net amortization of debt discounts, premiums and deferred financing fees | 1,650 | 1,456 |
| Straight line rental income | (3,509) | (1,583) |
| Amortization of acquired real estate leases and other intangible assets | (1,198) | 722 |
| Impairment of assets | - | 721 |
| Lease termination fees | (105) | - |
| Gain on sale of properties | - | (156) |
| Equity in (earnings) losses of an investee | (72) | 97 |
| Change in assets and liabilities: | | |
| Restricted cash | 2,860 | 2,012 |
| Other assets | (7,751) | 3,082 |
| Accrued interest | 11,938 | 6,060 |
| Other liabilities | 6,828 | 771 |
| Cash provided by operating activities | 104,137 | 90,117 |
| | | |
| Cash flows used for investing activities: | | |
| Real estate acquisitions and deposits | (509,045) | (50,050) |
| Real estate improvements | (12,339) | (17,101) |
| Proceeds from sale of properties | 250 | 2,400 |
| Cash used for investing activities | (521,134) | (64,751) |
| | | |
| Cash flows from financing activities: | | |
| Proceeds from issuance of common shares, net | 659,750 | - |
| Proceeds from borrowings on revolving credit facility | 515,000 | 90,000 |
| Repayments of borrowings on revolving credit facility | (595,000) | (45,000) |
| Repayment of other debt | (32,440) | (3,246) |
| Payment of deferred financing fees | (583) | - |
| Distributions to shareholders | (79,530) | (73,386) |
| Cash provided by (used for) financing activities | 467,197 | (31,632) |
| | | |
| Increase (decrease) in cash and cash equivalents: | 50,200 | (6,266) |
| Cash and cash equivalents at beginning of period | 27,594 | 39,233 |
| Cash and cash equivalents at end of period | $ 77,794 | $ 32,967 |
| | | |
| Supplemental cash flow information: | | |
| Interest paid | $ 22,354 | $ 21,384 |
| Income taxes paid | - | 200 |
| | | |
| Non-cash investing activities: | | |
| Acquisitions funded by assumed debt | (29,955) | - |
| | | |
| Non-cash financing activities: | | |
| Assumption of mortgage notes payable | 29,955 | - |
| Issuance of common shares | 808 | 438 |


SNH

## DEBT SUMMARY [1]

(dollars appearing in the table below are in thousands)
As of March 31, 2015



| | Coupon Rate | Interest Rate [2] | Principal Balance [3] | Maturity Date | Due at Maturity | Years to Maturity |
|---|---|---|---|---|---|---|
| **Unsecured Debt:** | | | | | | |
| Unsecured Floating Rate Debt: | | | | | | |
| Unsecured revolving credit facility (LIBOR + 130 b.p.) [4] | 1.472% | 1.472% | $ - | 1/15/2018 | $ - | 2.8 |
| Unsecured term loan (LIBOR + 140 b.p.) [5] | 1.572% | 1.572% | 350,000 | 1/15/2020 | 350,000 | 4.8 |
| Weighted average rate / total unsecured floating rate debt | 1.572% | 1.572% | $ 350,000 | | $ 350,000 | 4.8 |
| Unsecured Fixed Rate Debt: | | | | | | |
| Senior notes due 2016 | 4.300% | 4.300% | $ 250,000 | 1/15/2016 | $ 250,000 | 0.8 |
| Senior notes due 2019 | 3.250% | 3.250% | 400,000 | 5/1/2019 | 400,000 | 4.1 |
| Senior notes due 2020 | 6.750% | 6.750% | 200,000 | 4/15/2020 | 200,000 | 5.0 |
| Senior notes due 2021 | 6.750% | 6.750% | 300,000 | 12/15/2021 | 300,000 | 6.7 |
| Senior notes due 2024 | 4.750% | 4.750% | 250,000 | 5/1/2024 | 250,000 | 9.1 |
| Senior notes due 2042 | 5.625% | 5.625% | 350,000 | 8/1/2042 | 350,000 | 27.4 |
| Weighted average rate / total unsecured fixed rate debt | 5.089% | 5.089% | $ 1,750,000 | | $ 1,750,000 | 9.5 |
| Weighted average rate / total unsecured debt | 4.503% | 4.503% | $ 2,100,000 | | $ 2,100,000 | 8.8 |
| **Secured Debt:** | | | | | | |
| Secured Fixed Rate Debt: | | | | | | |
| Mortgage - secured by 1 property | 5.650% | 5.650% | 4,885 | 6/1/2015 | 4,867 | 0.2 |
| Mortgages - secured by 3 properties | 5.660% | 5.660% | 12,401 | 7/11/2015 | 12,326 | 0.3 |
| Mortgage - secured by 1 property | 5.880% | 5.880% | 2,707 | 7/11/2015 | 2,687 | 0.3 |
| Mortgage - secured by 1 property [6] | 5.810% | 2.880% | 6,294 | 10/1/2015 | 6,175 | 0.5 |
| Mortgage - secured by 1 property | 5.810% | 5.810% | 4,377 | 10/11/2015 | 4,325 | 0.5 |
| Mortgages - secured by 1 property | 5.640% | 5.640% | 52,000 | 1/1/2016 | 52,000 | 0.8 |
| Mortgage - secured by 1 property | 5.970% | 5.970% | 6,210 | 4/11/2016 | 6,082 | 1.0 |
| Mortgage - secured by 1 property | 4.850% | 3.790% | 11,925 | 7/1/2016 | 10,479 | 1.3 |
| Mortgages - secured by 2 properties | 5.924% | 5.924% | 84,347 | 11/1/2016 | 79,415 | 1.6 |
| Mortgage - secured by 1 property | 6.250% | 6.250% | 12,134 | 11/11/2016 | 11,820 | 1.6 |
| Mortgage - secured by 1 property | 5.860% | 3.070% | 5,599 | 3/11/2017 | 5,401 | 1.9 |
| Mortgages - secured by 8 properties [7] | 6.540% | 6.540% | 44,409 | 5/1/2017 | 42,334 | 2.1 |
| Mortgage - secured by 1 property | 6.150% | 4.180% | 11,009 | 8/1/2017 | 10,578 | 2.3 |
| Mortgage - secured by 1 property | 6.730% | 4.730% | 9,133 | 4/1/2018 | 8,328 | 3.0 |
| Mortgage - secured by 17 properties | 6.710% | 6.710% | 287,385 | 9/1/2019 | 266,704 | 4.4 |
| Mortgage - secured by 1 property [8] | 7.310% | 7.310% | 2,649 | 1/1/2022 | 41 | 6.8 |
| Mortgage - secured by 1 property [8] | 7.850% | 7.850% | 1,309 | 1/1/2022 | 21 | 6.8 |
| Mortgage - secured by 1 property | 6.280% | 5.170% | 15,198 | 7/1/2022 | 10,744 | 7.3 |
| Mortgage - secured by 1 property | 4.650% | 3.280% | 18,000 | 10/1/2022 | 18,000 | 7.5 |
| Capital leases - 2 properties | 7.700% | 7.700% | 12,621 | 4/30/2026 | - | 11.1 |
| Mortgage - secured by 1 property | 6.250% | 6.250% | 3,323 | 2/1/2033 | 26 | 17.9 |
| Mortgage - secured by 1 property | 5.950% | 5.950% | 9,164 | 8/1/2037 | 1,211 | 22.4 |
| Mortgage - secured by 1 property | 4.375% | 4.375% | 4,574 | 9/1/2043 | 23 | 28.4 |
| Weighted average rate / total secured fixed rate debt | 6.308% | 6.102% | $ 621,653 | | $ 553,587 | 4.0 |
| Weighted average rate / total debt | 4.915% | 4.868% | $ 2,721,653 | | $ 2,653,587 | 7.7 |



(1) We assumed secured fixed rate debt of $139.2 million with a weighted average interest rate of 4.59% encumbering 16 properties in connection with our acquisition of 37 senior living communities in May 2015. As these debt assumptions occurred after March 31, 2015, they are not reflected in the above table.
(2) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.
(3) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.
(4) Represents amount outstanding under our $750.0 million revolving credit facility at March 31, 2015. At our option and the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.
(5) Represents amount outstanding under our $350.0 million term loan at March 31, 2015. Our term loan is prepayable without penalty at any time.
(6) In April 2015, we prepaid this debt.
(7) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.50%. The weighted average interest rate on these mortgages is 6.54%.
(8) These two mortgages are secured by the same property.


SNH

# DEBT MATURITY SCHEDULE [1]

(dollars appearing in the table below are in thousands)
As of March 31, 2015

| Year | Unsecured Floating Rate Debt | Unsecured Fixed Rate Debt | Secured Fixed Rate Debt [2] | Total [3] |
|---|---|---|---|---|
| 2015 | $ - | $ - | $ 39,268 | $ 39,268 |
| 2016 | - | 250,000 | 178,853 | 428,853 |
| 2017 | - | | 66,143 | 66,143 |
| 2018 | - [4] | - | 16,409 | 16,409 |
| 2019 | - | 400,000 | 271,979 | 671,979 |
| 2020 | 350,000 [5] | 200,000 | 3,080 | 553,080 |
| 2021 | - | 300,000 | 3,327 | 303,327 |
| 2022 | - | | 23,467 | 23,467 |
| 2023 | - | - | 1,968 | 1,968 |
| Thereafter | - | 600,000 | 17,159 | 617,159 |
| | $ 350,000 | $ 1,750,000 | $ 621,653 | $ 2,721,653 |
| Percent of total debt | 12.9% | 64.3% | 22.8% | 100.0% |

(1) We assumed secured fixed rate debt of $139.2 million with a weighted average interest rate of 4.59% encumbering 16 properties in connection with our acquisition of 37 senior living communities in May 2015. As these debt assumptions occurred after March 31, 2015, they are not reflected in the above table.
(2) Includes $12.6 million of capital lease obligations due in April 2026.
(3) Our total debt as of March 31, 2015, including unamortized premiums and discounts, was $2,719,114.
(4) At March 31, 2015, we had no amounts outstanding under our $750.0 million revolving credit facility, which matures on January 15, 2018. At our option and upon the payment of a fee and subject to our meeting other certain terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.
(5) Represents the outstanding balance of our unsecured term loan at March 31, 2015. Our term loan is prepayable without penalty at any time.


SNH

# LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

| | As of and For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| **Leverage Ratios:** | | | | | |
| Total debt / total market capitalization | 34.3% | 38.3% | 39.3% | 35.8% | 31.4% |
| Total debt / total book capitalization | 43.2% | 48.7% | 48.1% | 47.7% | 41.4% |
| Total debt / total assets | 41.6% | 46.9% | 46.1% | 46.0% | 40.5% |
| Total debt / gross book value of real estate assets (1) | 40.5% | 44.9% | 44.7% | 44.8% | 36.6% |
| Secured debt / total assets | 9.6% | 10.5% | 11.2% | 11.2% | 14.6% |
| Variable rate debt / total debt | 12.9% | 15.4% | 12.7% | 12.7% | 7.5% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA (2) / interest expense | 3.8x | 3.6x | 3.5x | 3.6x | 3.8x |
| Total debt / annualized Adjusted EBITDA (2) | 5.0x | 5.4x | 5.4x | 5.7x | 4.4x |
| **Public Debt Covenants (3):** | | | | | |
| Total debt / adjusted total assets - allowable maximum 60.0% | 36.4% | 40.7% | 40.3% | 40.3% | 34.6% |
| Secured debt / adjusted total assets - allowable maximum 40.0% | 8.4% | 9.1% | 9.7% | 9.8% | 12.5% |
| Consolidated income available for debt service / debt service - required minimum 1.50x | 3.96x | 3.75x | 3.69x | 3.75x | 3.99x |
| Total unencumbered assets to unsecured debt - required minimum 1.50x | 3.04x | 2.65x | 2.69x | 2.70x | 3.46x |

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.


SNH

# SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| MOB tenant improvements [1] [2] | $ 1,348 | $ 1,620 | $ 2,294 | $ 1,330 | $ 1,807 |
| MOB leasing costs [1] [3] | 1,069 | 2,731 | 907 | 1,291 | 684 |
| MOB building improvements [1] [4] | 487 | 830 | 1,813 | 1,862 | 1,172 |
| Managed senior living communities capital improvements | 2,162 | 1,909 | 2,509 | 2,100 | 2,432 |
| Recurring capital expenditures | 5,066 | 7,090 | 7,523 | 6,583 | 6,095 |
| Development, redevelopment and other activities [5] | 5,526 | 4,312 | 4,206 | 5,843 | 2,423 |
| Total capital expenditures | $ 10,592 | $ 11,402 | $ 11,729 | $ 12,426 | $ 8,518 |
| MOB avg. sq. ft. during period | 10,227 | 9,142 | 9,143 | 8,928 | 8,713 |
| Managed senior living communities avg. units during period | 7,284 | 7,165 | 7,051 | 7,051 | 7,051 |
| MOB building improvements per avg. sq. ft. during period | $ 0.05 | $ 0.09 | $ 0.20 | $ 0.21 | $ 0.13 |
| Managed senior living communities capital improvements per avg. units during period | $ 297 | $ 266 | $ 356 | $ 298 | $ 345 |

(1) Excludes expenditures at properties classified in discontinued operations.

(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.

(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.


SNH

## ACQUISITIONS / DISPOSITIONS INFORMATION SINCE JANUARY 1, 2015

(dollars and sq. ft. appearing in the table below are in thousands, except unit and per sq. ft. amounts)

Senior Living Acquisitions: [1]

| Date Acquired | Location | Type of Property | Number of Properties | Number of Buildings | Units | Purchase Price [2] | Purchase Price Per Unit | Initial Lease / Cap Rate [3] | Tenant |
|---|---|---|---|---|---|---|---|---|---|
| 5/1/2015 | 15 States | Assisted Living / Independent Living | 37 | 37 | 3,379 | $ 762,611 | $ 226 | 7.0% | Various |
| | Total/Wtd. Avg. Senior Living Acquisitions | | 37 | 37 | 3,379 | $ 762,611 | $ 226 | 7.0% | |

MOB Acquisitions:

| Date Acquired | Location | Number of Properties | Number of Buildings | Sq. Ft. | Purchase Price [2] | Purchase Price per Sq. Ft. | Cap Rate [3] | Weighted Average Remaining Lease Term [4] | Occupancy [5] | Major Tenant |
|---|---|---|---|---|---|---|---|---|---|---|
| 1/29/2015 | 12 States | 23 | 23 | 2,170 | $ 539,000 | $ 248 | 6.4% | 9.5 | 100.0% | Various |
| | Total/Wtd. Avg. MOB Acquisitions | 23 | 23 | 2,170 | $ 539,000 | $ 248 | 6.4% | 9.5 | | |

Dispositions:

| Date Sold | Location | Type of Property | Number of Properties | Number of Buildings | Sale Price | Net Book Value [6] | Book Gain on Sale [6] |
|---|---|---|---|---|---|---|---|
| 2/17/2015 | Pittsburgh, PA | Assisted Living Facility | 1 | 1 | $ 250 | $ 250 | $ - |
| 4/27/2015 | Albuquerque, NM | MOB | 1 | 4 | $ 1,500 | N/A | N/A |
| | Total Dispositions | | 2 | 5 | $ 1,750 | $ 250 | $ - |

(1) During the quarter ended March 31, 2015, we purchased from Five Star, at cost, $4.6 million of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $367,000 pursuant to the terms of our leases with Five Star. These amounts are not included in the table above.

(2) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(3) Represents the ratio of the estimated GAAP based annual rental income, excluding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, to the purchase price on the date of acquisition, excluding acquisition costs.

(4) Weighted average remaining lease term based on rental income at the time of acquisition.

(5) Occupancy based on leasable square footage as of acquisition date.

(6) The net book value at time of disposition and any adjustments to net book value related to the April 2015 disposition in Albuquerque, NM will be recognized in the second quarter of 2015 when all of the costs of the sale are known.



*Premier Residences of Boca Raton*
*22601 Camino Del Mar, Boca Raton, FL*
*Independent Living Facility*
*Operator / Manager: Five Star Quality Care, Inc.*
*Living Units: 214*

# PORTFOLIO INFORMATION


SNH

## PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [1]

(dollars in thousands, except investment per unit / bed or square foot)

As of March 31, 2015



| | Number of Properties | Number of Units / Beds or Square Feet | | Carrying Value of Investment [2] | % of Total Investment | Investment per Unit / Bed or Square Foot [3] | Q1 2015 NOI [4] | % of Q1 2015 Total NOI |
|---|---|---|---|---|---|---|---|---|
| Property Type: | | | | | | | | |
| Independent living [5] | 63 | 15,362 | | $ 1,958,906 | 29.2% | $ 127,516 | $ 41,630 | 29.2% |
| Assisted living [5] | 153 | 11,306 | | 1,370,516 | 20.4% | $ 121,220 | 29,431 | 20.6% |
| Nursing homes [5] | 44 | 4,638 | | 201,010 | 3.0% | $ 43,340 | 4,475 | 3.1% |
| Subtotal senior living communities | 260 | 31,306 | | 3,530,432 | 52.6% | $ 112,772 | 75,536 | 52.9% |
| MOBs [6] | 121 | 11,312,444 | sq. ft. | 3,008,777 | 44.7% | $ 266 | 62,606 | 43.9% |
| Wellness centers | 10 | 812,000 | sq. ft. | 180,017 | 2.7% | $ 222 | 4,532 | 3.2% |
| Total | 391 | | | $ 6,719,226 | 100.0% | | $ 142,674 | 100.0% |
| | | | | | | | | |
| Tenant / Managed Properties: | | | | | | | | |
| Five Star (Lease No. 1) | 85 | 6,223 | | $ 691,795 | 10.3% | $ 111,167 | $ 14,532 | 10.2% |
| Five Star (Lease No. 2) | 49 | 7,044 | | 693,447 | 10.4% | $ 98,445 | 15,728 | 11.0% |
| Five Star (Lease No. 3) | 17 | 3,281 | | 355,330 | 5.3% | $ 108,299 | 8,597 | 6.0% |
| Five Star (Lease No. 4) | 29 | 3,335 | | 390,775 | 5.8% | $ 117,174 | 8,728 | 6.1% |
| Subtotal Five Star | 180 | 19,883 | | 2,131,347 | 31.8% | $ 107,194 | 47,585 | 33.3% |
| Sunrise Senior Living, Inc. / Marriott [7] | 4 | 1,619 | | 126,326 | 1.9% | $ 78,027 | 3,131 | 2.2% |
| Brookdale Senior Living, Inc. | 18 | 894 | | 61,122 | 0.9% | $ 68,369 | 1,764 | 1.2% |
| 6 private senior living companies (combined) | 12 | 1,620 | | 96,419 | 1.4% | $ 59,518 | 2,666 | 1.9% |
| Subtotal triple net leased senior living communities | 214 | 24,016 | | 2,415,214 | 36.0% | $ 100,567 | 55,146 | 38.6% |
| Managed senior living communities [8] | 46 | 7,290 | | 1,115,218 | 16.6% | $ 152,979 | 20,390 | 14.3% |
| Subtotal senior living communities | 260 | 31,306 | | 3,530,432 | 52.6% | $ 112,772 | 75,536 | 52.9% |
| MOBs [6] | 121 | 11,312,444 | sq. ft. | 3,008,777 | 44.7% | $ 266 | 62,606 | 43.9% |
| Wellness centers | 10 | 812,000 | sq. ft. | 180,017 | 2.7% | $ 222 | 4,532 | 3.2% |
| Total | 391 | | | $ 6,719,226 | 100.0% | | $ 142,674 | 100.0% |



(1) Excludes properties classified in discontinued operations as well as properties sold during the periods presented.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of March 31, 2015 for senior living properties classified as held for sale in the amount of $1,280, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at March 31, 2015.

(4) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(5) Senior living properties are categorized by the type of living units or beds which constitute the largest number of the total living units/beds at the property.

(6) These 121 MOB properties are comprised of 145 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 46 senior living communities are managed by Five Star and include properties leased to our TRSs.


SNH

## OCCUPANCY BY PROPERTY TYPE AND TENANT [1]

| | For the Twelve Months Ended [2] | | | | |
|---|---|---|---|---|---|
| | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 | 12/31/2013 |
| Property Type: | | | | | |
| Independent living | 87.8% | 87.8% | 87.7% | 87.6% | 87.6% |
| Assisted living | 86.9% | 86.5% | 86.4% | 86.3% | 86.4% |
| Nursing homes | 79.1% | 79.2% | 79.2% | 79.0% | 78.8% |
| Weighted average occupancy senior living communities | 86.2% | 86.0% | 86.0% | 85.9% | 85.8% |
| MOBs [3] | 95.9% | 95.6% | 95.6% | 95.0% | 94.9% |
| Wellness centers | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| | | | | | |
| Tenant / Managed Properties: | | | | | |
| Five Star (Lease No. 1) | 84.8% | 84.4% | 84.4% | 84.4% | 84.7% |
| Five Star (Lease No. 2) | 84.2% | 81.9% | 81.7% | 81.8% | 81.8% |
| Five Star (Lease No. 3) | 86.6% | 86.9% | 87.2% | 87.6% | 87.8% |
| Five Star (Lease No. 4) | 87.7% | 87.5% | 87.4% | 86.8% | 86.4% |
| Weighted average occupancy Five Star | 84.7% | 84.4% | 84.4% | 84.4% | 84.5% |
| Sunrise Senior Living, Inc. / Marriott [4] | 92.5% | 92.2% | 92.0% | 91.9% | 92.3% |
| Brookdale Senior Living, Inc. | 94.4% | 94.5% | 94.6% | 94.9% | 95.1% |
| 6 private senior living companies (combined) | 85.2% | 85.3% | 85.5% | 85.3% | 85.1% |
| Weighted average occupancy triple net leased senior living communities | 85.6% | 85.4% | 85.3% | 85.3% | 85.4% |
| Managed senior living communities [5] | 88.5% | 88.3% | 88.0% | 87.8% | 87.4% |
| Weighted average occupancy senior living communities | 86.2% | 86.0% | 86.0% | 85.9% | 85.8% |
| MOBs [3] | 95.9% | 95.6% | 95.6% | 95.0% | 94.9% |
| Wellness centers | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |

(1) Excludes properties classified in discontinued operations as well as properties that have been sold during the periods presented.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior twelve month period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of March 31, 2015 was 96.2%.

(4) Marriott guarantees the lessee's obligations under these leases.

(5) These 46 senior living communities are managed by Five Star and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through March 31, 2015, was 88.3%.

*All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.*


SNH

# RENT COVERAGE BY TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES AND MOBs) (1)

| | For the Twelve Months Ended | | | | |
|---|---|---|---|---|---|
| Tenant | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 | 12/31/2013 |
| Five Star (Lease No. 1) | 1.14x | 1.14x | 1.19x | 1.18x | 1.22x |
| Five Star (Lease No. 2) | 1.10x | 1.10x | 1.11x | 1.12x | 1.15x |
| Five Star (Lease No. 3) | 1.54x | 1.57x | 1.60x | 1.61x | 1.63x |
| Five Star (Lease No. 4) | 1.20x | 1.19x | 1.21x | 1.19x | 1.18x |
| Weighted average rent coverage Five Star | 1.21x | 1.21x | 1.24x | 1.24x | 1.26x |
| Sunrise Senior Living, Inc. / Marriott (2) | 1.98x | 1.96x | 1.97x | 1.91x | 1.91x |
| Brookdale Senior Living, Inc. | 2.56x | 2.56x | 2.52x | 2.51x | 2.51x |
| 6 private senior living companies (combined) | 1.93x | 1.94x | 1.89x | 1.89x | 1.94x |
| Weighted average rent coverage senior living communities | 1.35x | 1.34x | 1.37x | 1.37x | 1.38x |
| Wellness centers | 2.00x | 2.03x | 2.09x | 2.13x | 2.18x |
| Total | 1.39x | 1.40x | 1.42x | 1.42x | 1.44x |

(1) Excludes properties that have been sold during the periods presented.

(2) Marriott guarantees the lessee's obligations under these leases.

*All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.*


SNH

## CONSOLIDATED NOI AND CASH BASIS NOI [1] [2]

(dollars in thousands)



| | As of and For the Three Months Ended | | |
|---|---|---|---|
| | 3/31/2015 | 3/31/2014 | % Growth |
| **NOI:** | | | |
| Triple Net Leased Senior Living Communities [3] | $ 55,251 | $ 54,890 | 0.7% |
| Managed Senior Living Communities [4] | 20,390 | 18,654 | 9.3% |
| MOB Portfolio [5] | 62,610 | 35,749 | 75.1% |
| Non-Segment [6] | 4,532 | 4,402 | 3.0% |
| Total | $ 142,783 | $ 113,695 | 25.6% |
| **Cash Basis NOI:** | | | |
| Triple Net Leased Senior Living Communities [3] | $ 55,199 | $ 54,929 | 0.5% |
| Managed Senior Living Communities [4] | 20,390 | 18,654 | 9.3% |
| MOB Portfolio [5] | 58,042 | 35,046 | 65.6% |
| Non-Segment [6] | 4,340 | 4,210 | 3.1% |
| Total | $ 137,971 | $ 112,839 | 22.3% |

## SAME PROPERTY NOI AND CASH BASIS NOI [7]

(dollars in thousands)

| | As of and For the Three Months Ended | | |
|---|---|---|---|
| | 3/31/2015 | 3/31/2014 | % Growth |
| **NOI:** | | | |
| Triple Net Leased Senior Living Communities [3] | $ 55,142 | $ 54,389 | 1.4% |
| Managed Senior Living Communities [4] | 19,578 | 18,654 | 5.0% |
| MOB Portfolio [5] | 34,913 | 35,749 | (2.3%) |
| Non-Segment [6] | 4,532 | 4,402 | 3.0% |
| Total | $ 114,165 | $ 113,194 | 0.9% |
| **Cash Basis NOI:** | | | |
| Triple Net Leased Senior Living Communities [3] | $ 55,090 | $ 54,426 | 1.2% |
| Managed Senior Living Communities [4] | 19,578 | 18,654 | 5.0% |
| MOB Portfolio [5] | 34,517 | 35,046 | (1.5%) |
| Non-Segment [6] | 4,340 | 4,210 | 3.1% |
| Total | $ 113,525 | $ 112,336 | 1.1% |

(1) Please see Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.
(2) Excludes properties classified in discontinued operations.
(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(5) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.
(6) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.
(7) Consists of properties owned continuously since January 1, 2014.


SNH

## TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS [1]

(dollars in thousands)

| | As of and For the Three Months Ended | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Number of Properties | 214 | 220 |
| Number of Units | 24,016 | 24,539 |
| Occupancy [2] | 85.3% | 84.8% |
| Rent Coverage [2] | 1.33x | 1.36x |
| NOI (Rental Income) [3] | $55,251 | $54,890 |
| Cash Basis NOI (Rental Income) [3] | $55,199 | $54,929 |
| NOI % change | 0.7% | -- |
| Cash Basis NOI % change | 0.5% | -- |

## TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

| | As of and For the Three Months Ended [4] | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Number of Properties | 214 | 214 |
| Number of Units | 24,016 | 24,016 |
| Occupancy [2] | 85.6% | 85.4% |
| Rent Coverage [2] | 1.35x | 1.38x |
| NOI (Rental Income) [3] | $55,142 | $54,389 |
| Cash Basis NOI (Rental Income) [3] | $55,090 | $54,426 |
| NOI % change | 1.4% | -- |
| Cash Basis NOI % change | 1.2% | -- |

(1) Includes independent and assisted living communities and nursing homes.

(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended December 31, 2014 and 2013 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(3) See Exhibits A-1 and A-2 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.

(4) Consists of triple net leased senior living communities owned continuously since January 1, 2014.



## MANAGED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)



| | As of and For the Three Months Ended | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Number of Properties [1] | 46 | 44 |
| Number of Units [1] | 7,290 | 7,063 |
| Occupancy | 88.0% | 88.8% |
| Average Monthly Rate | $4,300 | $4,228 |
| Average Monthly Rate % Growth | 1.7% | -- |
| Residents Fees and Services | $82,793 | $79,442 |
| Property Operating Expenses | (62,403) | (60,788) |
| NOI [2] | $20,390 | $18,654 |
| NOI Margin % [3] | 24.6% | 23.5% |
| NOI % Growth | 9.3% | -- |

## MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

| | As of and For the Three Months Ended [4] | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Number of Properties | 44 | 44 |
| Number of Units | 7,063 | 7,063 |
| Occupancy | 87.9% | 88.8% |
| Average Monthly Rate | $4,305 | $4,228 |
| Average Monthly Rate % Growth | 1.8% | -- |
| Residents Fees and Services | $80,186 | $79,442 |
| Property Operating Expenses | (60,608) | (60,788) |
| NOI [2] | $19,578 | $18,654 |
| NOI Margin % [3] | 24.4% | 23.5% |
| NOI % Growth | 5.0% | -- |

(1) Includes only those managed senior living communities owned in the periods presented.
(2) See Exhibits A-1 and A-2 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment..
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Consists of managed senior living communities owned continuously since January 1, 2014.


SNH

## MOB PORTFOLIO SEGMENT - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

| | As of and For the Three Months Ended | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Number of Properties | 121 | 96 |
| Number of Buildings | 145 | 119 |
| Square Feet [2] | 11,312 | 7,882 |
| Occupancy [3] | 96.2% | 95.0% |
| Rental Income [4] | $86,001 | $52,763 |
| NOI [5] | $62,610 | $35,749 |
| Cash Basis NOI [5] | $58,042 | $35,046 |
| NOI Margin % | 72.8% | 67.8% |
| Cash Basis NOI Margin % | 71.3% | 67.3% |
| NOI % Growth | 75.1% | -- |
| Cash Basis NOI Growth | 65.6% | -- |

## MOB PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

| | As of and For the Three Months Ended [6] | |
|---|---|---|
| | 3/31/2015 | 3/31/2014 |
| Number of Properties | 96 | 96 |
| Number of Buildings | 119 | 119 |
| Square Feet [2] | 7,882 | 7,882 |
| Occupancy [3] | 94.6% | 95.0% |
| Rental Income [4] | $52,065 | $52,763 |
| NOI [5] | $34,913 | $35,749 |
| Cash Basis NOI [5] | $34,517 | $35,046 |
| NOI Margin % | 67.1% | 67.8% |
| Cash Basis NOI Margin % | 66.8% | 67.3% |
| NOI % Growth | (2.3%) | -- |
| Cash Basis NOI Growth | (1.5%) | -- |

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibits A-1 and A-2 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(6) Consists of MOBs owned continuously since January 1, 2014.


SNH

## MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

| | As of and For the Three Months Ended (1) | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| Properties | 121 | 98 | 98 | 98 | 96 |
| Buildings | 145 | 122 | 122 | 122 | 119 |
| Total sq. ft. (2) | 11,312 | 9,142 | 9,142 | 9,143 | 7,882 |
| Occupancy (3) | 96.2% | 95.9% | 95.6% | 95.6% | 95.0% |
| **Leasing Activity (sq. ft.):** | | | | | |
| New leases | 30 | 50 | 25 | 36 | 37 |
| Renewals | 349 | 204 | 53 | 291 | 54 |
| Total | 379 | 254 | 78 | 327 | 91 |
| **Rent Rate on New and Renewed Leases** | | | | | |
| New leases | $ 27.63 | $ 23.72 | $ 36.48 | $ 22.81 | $ 22.89 |
| Renewals | $ 19.85 | $ 29.05 | $ 38.37 | $ 26.27 | $ 40.33 |
| Average net annual rent | $ 20.47 | $ 28.01 | $ 37.76 | $ 25.88 | $ 33.27 |
| **Leasing Costs and Concession Commitments (4):** | | | | | |
| New leases | $ 775 | $ 2,556 | $ 1,716 | $ 1,565 | $ 1,245 |
| Renewals | 3,814 | 4,400 | 740 | 3,194 | 717 |
| Total | $ 4,589 | $ 6,956 | $ 2,456 | $ 4,759 | $ 1,962 |
| **Leasing Costs and Concession Commitments per Sq. Ft. (4):** | | | | | |
| New leases | $ 25.63 | $ 51.12 | $ 68.64 | $ 43.47 | $ 33.65 |
| Renewals | $ 10.94 | $ 21.57 | $ 13.96 | $ 10.98 | $ 13.28 |
| All new and renewed leases | $ 12.11 | $ 27.39 | $ 31.49 | $ 14.55 | $ 21.56 |
| **Weighted Average Lease Term by Sq. Ft. (years) (5):** | | | | | |
| New leases | 6.1 | 7.1 | 8.3 | 12.3 | 7.7 |
| Renewals | 3.7 | 7.4 | 5.4 | 5.8 | 5.0 |
| All new and renewed leases | 3.9 | 7.3 | 6.3 | 6.4 | 5.7 |
| **Leasing Costs and Concession Commitments per Sq. Ft. per Year (4):** | | | | | |
| New leases | $ 4.17 | $ 7.20 | $ 8.27 | $ 3.53 | $ 4.37 |
| Renewals | $ 2.97 | $ 2.91 | $ 2.59 | $ 1.89 | $ 2.66 |
| All new and renewed leases | $ 3.07 | $ 3.75 | $ 5.00 | $ 2.27 | $ 3.78 |

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of March 31, 2015, including straight line rent adjustments, and estimated recurring expense reimbursements and excluding lease value amortization.

*The above leasing summary is based on leases executed during the periods indicated.*


SNH

## TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)
As of March 31, 2015

| | Tenant | Facility Type | Annualized Rental Income 3/31/2015 [2] | % of Annualized Rental Income [2] | Expiration |
|---|---|---|---|---|---|
| 1 | Five Star | Senior living | $ 196,833 | 29.0% | 2024 - 2032 |
| 2 | Vertex Pharmaceuticals, Inc. | MOB | 91,284 | 13.5% | 2028 |
| 3 | Aurora Health Care, Inc. | MOB | 16,896 | 2.5% | 2024 |
| 4 | Sunrise Senior Living, Inc. / Marriott | Senior living | 14,666 | 2.2% | 2018 |
| 5 | Cedars-Sinai Medical Center | MOB | 11,740 | 1.7% | 2015 - 2025 |
| 6 | Life Time Fitness, Inc. | Wellness center | 10,550 | 1.6% | 2028 |
| 7 | The Scripps Research Institute | MOB | 10,166 | 1.5% | 2019 |
| 8 | Brookdale Senior Living, Inc. | Senior living | 8,961 | 1.3% | 2032 |
| 9 | HCA Holdings, Inc. | MOB | 7,745 | 1.1% | 2015 - 2024 |
| 10 | Reliant Medical Group, Inc. | MOB | 7,661 | 1.1% | 2019 |
| 11 | Starmark Holdings, LLC (Wellbridge) | Wellness Center | 7,507 | 1.1% | 2023 |
| | All Other Tenants [3] | | 294,397 | 43.4% | 2015 - 2035 |
| | Total Tenants | | $ 678,406 | 100.0% | |

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of March 31, 2015, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2015, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended March 31, 2015, annualized) from our managed senior living communities.


SNH



## PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)
As of March 31, 2015



| Year | Annualized Rental Income [2]: Senior Living Communities [3] | Annualized Rental Income [2]: MOBs | Annualized Rental Income [2]: Wellness Centers | Annualized Rental Income [2]: Total | Percent of Total Annualized Rental Income Expiring | Cumulative Percentage of Annualized Rental Income Expiring |
|---|---|---|---|---|---|---|
| 2015 | $ 937 | $ 14,171 | $ - | $ 15,108 | 2.2% | 2.2% |
| 2016 | - | 23,827 | - | 23,827 | 3.5% | 5.7% |
| 2017 | - | 29,049 | - | 29,049 | 4.3% | 10.0% |
| 2018 | 14,666 | 29,372 | - | 44,038 | 6.5% | 16.5% |
| 2019 | 591 | 39,720 | - | 40,311 | 5.9% | 22.4% |
| 2020 | - | 23,033 | - | 23,033 | 3.4% | 25.8% |
| 2021 | 1,424 | 6,928 | - | 8,352 | 1.2% | 27.0% |
| 2022 | - | 10,041 | - | 10,041 | 1.5% | 28.5% |
| 2023 | - | 8,191 | - | 8,191 | 1.2% | 29.7% |
| Thereafter [3] | 295,158 | 163,241 | 18,057 | 476,456 | 70.3% | 100.0% |
| Total | $ 312,776 | $ 347,573 | $ 18,057 | $ 678,406 | 100.0% | |

Average remaining lease term for all properties (weighted by annualized rental income): 10.4 years

Number of Living Units / Beds or Square Feet with Leases Expiring

| Year | Living Units / Beds: Senior Living Communities (Units / Beds) [4] | Living Units / Beds: Percent of Total Living Units / Beds Expiring | Living Units / Beds: Cumulative Percentage of Total Living Units / Beds Expiring | Square Feet: MOBs (Square Feet) | Square Feet: Wellness Centers (Square Feet) | Square Feet: Total Square Feet | Square Feet: Percent of Total Square Feet Expiring | Square Feet: Cumulative Percent of Total Square Feet Expiring |
|---|---|---|---|---|---|---|---|---|
| 2015 | 140 | 0.4% | 0.4% | 426,814 | - | 426,814 | 3.6% | 3.6% |
| 2016 | - | 0.0% | 0.4% | 978,301 | - | 978,301 | 8.4% | 12.0% |
| 2017 | - | 0.0% | 0.4% | 1,055,990 | - | 1,055,990 | 9.0% | 21.0% |
| 2018 | 1,619 | 5.2% | 5.6% | 960,044 | - | 960,044 | 8.2% | 29.2% |
| 2019 | 175 | 0.6% | 6.2% | 1,303,774 | - | 1,303,774 | 11.1% | 40.3% |
| 2020 | - | 0.0% | 6.2% | 1,072,124 | - | 1,072,124 | 9.2% | 49.5% |
| 2021 | 361 | 1.2% | 7.4% | 251,768 | - | 251,768 | 2.2% | 51.7% |
| 2022 | - | 0.0% | 7.4% | 441,762 | - | 441,762 | 3.8% | 55.5% |
| 2023 | - | 0.0% | 7.4% | 642,223 | - | 642,223 | 5.5% | 61.0% |
| Thereafter [4] | 29,011 | 92.6% | 100.0% | 3,752,062 | 812,000 | 4,564,062 | 39.0% | 100.0% |
| Total | 31,306 | 100.0% | | 10,884,862 | 812,000 | 11,696,862 | 100.0% | |

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of March 31, 2015, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2015, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended March 31, 2015, annualized) from our managed senior living communities.
(4) Includes 7,290 living units leased to our TRSs.


8635
631

*8631, 8635 West 3rd Street, Los Angeles, CA*
*Medical Office Building*
*Tenant: Cedars Sinai Medical Center*
*Square Feet: 330,892*

# EXHIBITS


SNH

EXHIBIT A-1

## CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI (1)

(amounts appearing in the table below are in thousands)

| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| Calculation of NOI and Cash Basis NOI (2): | | | | | |
| Revenues: | | | | | |
| Rental income | $ 145,784 | $ 149,364 | $ 137,614 | $ 127,669 | $ 112,055 |
| Residents fees and services | 82,793 | 80,445 | 79,259 | 79,039 | 79,442 |
| Total revenues | 228,577 | 229,809 | 216,873 | 206,708 | 191,497 |
| Property operating expenses | 85,794 | 84,268 | 82,706 | 79,786 | 77,802 |
| Property net operating income (NOI): | 142,783 | 145,541 | 134,167 | 126,922 | 113,695 |
| Non cash straight line rent adjustments | (3,509) | (2,857) | (2,876) | (2,351) | (1,578) |
| Lease value amortization | (1,198) | (1,211) | (1,264) | (569) | 722 |
| Lease termination fees | (105) | - | - | - | - |
| Cash Basis NOI | $ 137,971 | $ 141,473 | $ 130,027 | $ 124,002 | $ 112,839 |
| | | | | | |
| Reconciliation of Cash Basis NOI to Net Income: | | | | | |
| Cash Basis NOI | $ 137,971 | $ 141,473 | $ 130,027 | $ 124,002 | $ 112,839 |
| Non cash straight line rent adjustments | 3,509 | 2,857 | 2,876 | 2,351 | 1,578 |
| Lease value amortization | 1,198 | 1,211 | 1,264 | 569 | (722) |
| Lease termination fees | 105 | - | - | - | - |
| Property NOI | 142,783 | 145,541 | 134,167 | 126,922 | 113,695 |
| Depreciation expense | (53,707) | (50,257) | (50,074) | (46,703) | (38,355) |
| General and administrative expense | (10,574) | (10,696) | (10,384) | (9,577) | (8,290) |
| Acquisition related costs | (1,158) | (1,957) | (15) | (2,512) | (122) |
| Impairment of assets | - | 10 | - | - | - |
| Operating income | 77,344 | 82,641 | 73,694 | 68,130 | 66,928 |
| | | | | | |
| Interest and other income | 75 | 89 | 78 | 154 | 105 |
| Interest expense | (35,942) | (35,901) | (36,201) | (34,112) | (28,900) |
| Loss on extinguishment of debt | (1,409) | (12) | - | - | - |
| Income before income tax expense and equity in earnings (losses) of an investee | 40,068 | 46,817 | 37,571 | 34,172 | 38,133 |
| Income tax expense | (110) | (74) | (156) | (155) | (191) |
| Equity in earnings (losses) of an investee | 72 | 28 | 38 | 118 | (97) |
| Income from continuing operations | 40,030 | 46,771 | 37,453 | 34,135 | 37,845 |
| Discontinued operations | | | | | |
| (Loss) income from discontinued operations | (241) | (123) | (557) | 741 | 1,300 |
| Impairment of assets from discontinued operations | - | (4,260) | 216 | 387 | (721) |
| Income before gain on sale of properties | 39,789 | 42,388 | 37,112 | 35,263 | 38,424 |
| Gain on sale of properties | - | 2,900 | - | 2,396 | 156 |
| Net income | $ 39,789 | $ 45,288 | $ 37,112 | $ 37,659 | $ 38,580 |

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Excludes properties classified in discontinued operations.


SNH

## Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(amounts appearing in the table below are in thousands)

| | For the Three Months Ended March 31, 2015 | | | | | For the Three Months Ended March 31, 2014 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Calculation of NOI and Cash Basis NOI: | Triple Net Leased Senior Living Communities [2] | Managed Senior Living Communities [3] | MOBs [4] | Non-Segment [5] | Total | Triple Net Leased Senior Living Communities [2] | Managed Senior Living Communities [3] | MOBs [4] | Non-Segment [5] | Total |
| Rental income / residents fees and services | $ 55,251 | $ 82,793 | $ 86,001 | $ 4,532 | $ 228,577 | $ 54,890 | $ 79,442 | $ 52,763 | $ 4,402 | $ 191,497 |
| Property operating expenses | - | (62,403) | (23,391) | - | (85,794) | - | (60,788) | (17,014) | - | (77,802) |
| Property net operating income (NOI) | $ 55,251 | $ 20,390 | $ 62,610 | $ 4,532 | $ 142,783 | $ 54,890 | $ 18,654 | $ 35,749 | $ 4,402 | $ 113,695 |
| NOI Growth | 0.7% | 9.3% | 75.1% | 3.0% | 25.6% | -- | -- | -- | -- | -- |
| | | | | | | | | | | |
| Property NOI | $ 55,251 | $ 20,390 | $ 62,610 | $ 4,532 | $ 142,783 | $ 54,890 | $ 18,654 | $ 35,749 | $ 4,402 | $ 113,695 |
| Less: | | | | | | | | | | |
| Non cash straight line rent adjustments | 52 | - | 3,320 | 137 | 3,509 | (39) | - | 1,480 | 137 | 1,578 |
| Lease value amortization | - | - | 1,143 | 55 | 1,198 | - | - | (777) | 55 | (722) |
| Lease termination fees | - | - | 105 | - | 105 | - | - | - | - | - |
| Cash Basis NOI | $ 55,199 | $ 20,390 | $ 58,042 | $ 4,340 | $ 137,971 | $ 54,929 | $ 18,654 | $ 35,046 | $ 4,210 | $ 112,839 |
| Cash Basis NOI Growth | 0.5% | 9.3% | 65.6% | 3.1% | 22.3% | -- | -- | -- | -- | -- |
| | | | | | | | | | | |
| Reconciliation of NOI to Same Property NOI: | | | | | | | | | | |
| Property NOI | $ 55,251 | $ 20,390 | $ 62,610 | $ 4,532 | $ 142,783 | $ 54,890 | $ 18,654 | $ 35,749 | $ 4,402 | $ 113,695 |
| Less: | | | | | | | | | | |
| NOI not included in same property | 109 | 812 | 27,697 | - | 28,618 | 501 | - | - | - | 501 |
| Same property NOI [6] | $ 55,142 | $ 19,578 | $ 34,913 | $ 4,532 | $ 114,165 | $ 54,389 | $ 18,654 | $ 35,749 | $ 4,402 | $ 113,194 |
| Same property NOI growth | 1.4% | 5.0% | (2.3%) | 3.0% | 0.9% | -- | -- | -- | -- | -- |
| | | | | | | | | | | |
| Reconciliation of Same Property NOI to Same Property Cash Basis NOI: | | | | | | | | | | |
| Same property NOI [6] | $ 55,142 | $ 19,578 | $ 34,913 | $ 4,532 | $ 114,165 | $ 54,389 | $ 18,654 | $ 35,749 | $ 4,402 | $ 113,194 |
| Less: | | | | | | | | | | |
| Non cash straight line rent adjustments | 52 | - | 1,120 | 137 | 1,309 | (37) | - | 1,480 | 137 | 1,580 |
| Lease value amortization | - | - | (829) | 55 | (774) | - | - | (777) | 55 | (722) |
| Lease termination fees | - | - | 105 | - | 105 | - | - | - | - | - |
| Same property cash basis NOI [6] | $ 55,090 | $ 19,578 | $ 34,517 | $ 4,340 | $ 113,525 | $ 54,426 | $ 18,654 | $ 35,046 | $ 4,210 | $ 112,336 |
| Same property cash basis NOI growth | 1.2% | 5.0% | (1.5%) | 3.1% | 1.1% | -- | -- | -- | -- | -- |

(1) Please see Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.

(2) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.

(3) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.

(4) Includes properties where medical related activities occur but where residential overnight stays and dining services are not provided.

(5) Includes the operating results of certain properties that offer fitness, wellness and spa services to members.

(6) Consists of properties owned continuously since January 1, 2014.


SNH

EXHIBIT B

# CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA (1)

(amounts appearing in the table below are in thousands)

| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| Net income | $ 39,789 | $ 45,288 | $ 37,112 | $ 37,659 | $ 38,580 |
| Interest expense | 35,942 | 35,901 | 36,201 | 34,112 | 28,900 |
| Income tax expense | 110 | 74 | 156 | 155 | 191 |
| Depreciation expense from continuing operations | 53,707 | 50,257 | 50,074 | 46,703 | 38,355 |
| EBITDA | 129,548 | 131,520 | 123,543 | 118,629 | 106,026 |
| General and administrative expense paid in common shares (2) | 1,290 | 1,309 | 1,433 | 1,294 | 1,143 |
| Acquisition related costs from continuing operations | 1,158 | 1,957 | 15 | 2,512 | 122 |
| Impairment of assets from continuing operations | - | (10) | - | - | - |
| Loss on extinguishment of debt from continuing operations | 1,409 | 12 | - | - | - |
| Gain on sale of properties | - | (2,900) | - | (2,396) | (156) |
| Impairment of assets from discontinued operations | - | 4,260 | (216) | (387) | 721 |
| Estimated percentage rent adjustment (3) | 2,500 | (7,600) | 2,600 | 2,500 | 2,500 |
| Adjusted EBITDA | $ 135,905 | $ 128,548 | $ 127,375 | $ 122,152 | $ 110,356 |

(1) Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes they are appropriate supplemental measures.

(2) Amounts represent the portion of business management fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.

EXHIBIT C

## CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts appearing in the table below are in thousands, except per share data)

| | For the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 3/31/2015 | 12/31/2014 | 9/30/2014 | 6/30/2014 | 3/31/2014 |
| Net income | $ 39,789 | $ 45,288 | $ 37,112 | $ 37,659 | $ 38,580 |
| Depreciation expense from continuing operations | 53,707 | 50,257 | 50,074 | 46,703 | 38,355 |
| Gain on sale of properties | - | (2,900) | - | (2,396) | (156) |
| Impairment of assets from continuing operations | - | (10) | - | - | - |
| Impairment of assets from discontinued operations | - | 4,260 | (216) | (387) | 721 |
| FFO | 93,496 | 96,895 | 86,970 | 81,579 | 77,500 |
| Acquisition related costs from continuing operations | 1,158 | 1,957 | 15 | 2,512 | 122 |
| Loss on extinguishment of debt | 1,409 | 12 | - | - | - |
| Estimated percentage rent adjustment [2] | 2,500 | (7,600) | 2,600 | 2,500 | 2,500 |
| Normalized FFO | $ 98,563 | $ 91,264 | $ 89,585 | $ 86,591 | $ 80,122 |
| Weighted average common shares outstanding (basic) | 221,375 | 203,742 | 203,647 | 199,830 | 188,026 |
| Weighted average common shares outstanding (diluted) | 221,397 | 203,754 | 203,675 | 199,867 | 188,045 |
| FFO per common share (basic and diluted) | $ 0.42 | $ 0.48 | $ 0.43 | $ 0.41 | $ 0.41 |
| Normalized FFO per common share (basic and diluted) | $ 0.45 | $ 0.45 | $ 0.44 | $ 0.43 | $ 0.43 |

(1) Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

# DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES

## NOI and Cash Basis NOI

The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A-1. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

## EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

## FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.